Exhibit 99.1

OKYO Pharma Announces Chairman and Founder Acquires Shares

London and New York, NY, December 15, 2025. OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing urcosimod to treat neuropathic corneal pain (NCP), an ocular condition associated with chronic and often severe nerve-related pain but without an FDA-approved therapy, today announces it has been informed that Panetta Partners Limited, an entity in which Gabriele Cerrone, the Executive Chairman has a beneficial interest, has acquired 24,551 of the Company’s ordinary shares on NASDAQ, bringing his total holding to 10,516,297 shares.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating ocular diseases. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the efficacy of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a 240-patient completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and just completed a randomized, placebo-controlled, double-masked Phase 2 trial of urcosimod to treat neuropathic corneal pain.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. A Phase 2 trial of urcosimod to treat neuropathic corneal pain patients was just completed by OKYO.

For further information, please visit www.okyopharma.com.

Inquiries:

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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